Exhibit 99.1

Bankers Insurance Group Selects Sapiens to Power Digital Modernization and Accelerate Strategic Growth

The specialty commercial carrier will enhance its business by modernizing core systems with Sapiens, starting with builder’s risk, business owner’s policy, and then a series of new products.

Rochelle Park, NJ, August 20, 2025 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a global leader in intelligent SaaS-based software solutions, announced today that Bankers Insurance Group (Bankers), a leading specialty commercial carrier, has selected Sapiens Coresuite for Property & Casualty to support the next phase of its business transformation.

Bankers is embarking on an ambitious growth strategy, including expansion into new states and product lines. To support this vision, Bankers selected Sapiens CoreSuite for P&C to modernize its technology stack and help power its next chapter of growth and operational excellence – starting with builder’s risk and business owner’s policy (BOP), with additional product launches to follow. The partnership with Sapiens will provide a modern, scalable platform that delivers automation and improves efficiency.

“This transformation is about enabling our people and empowering our trading partners, not just upgrading systems,” said Walt Sykes, President, Bankers Insurance Group. “We were looking for a flexible, modern platform to elevate the experience of those we serve and position ourselves for long-term, scalable growth. Sapiens’ approach, proven expertise, and technology architecture made them the ideal partner to help bring our vision to life.”

Sapiens CoreSuite for P&C will support Bankers’ transition from a legacy system to a modern, end-to-end suite — allowing the company to scale efficiently, reduce manual processing, and improve service levels across the business. With advanced automation and analytics, the solution will accelerate time-to-market, enhance responsiveness to trading partners, and strengthen Bankers’ ability to navigate a dynamic and competitive market.

“We are excited to partner with Bankers on their transformation journey,” said Roni Al-Dor, President and CEO of Sapiens. “Our cloud-native, SaaS CoreSuite is designed to support growth initiatives of forward-thinking insurers like Bankers. It will deliver agility, ongoing innovation, and access to next-generation insurtech ecosystems, helping Bankers to remain future-ready.”

Sapiens CoreSuite for Property & Casualty is a truly integrated suite to address all North American P&C insurer needs, including policy administration, billing, and claims. The solution empowers P&C insurers to quickly adjust to market and regulatory changes, evolving customer expectations, and the constant emergence of new competitors, by including a platform of automated decision, reinsurance, data and analytics, and digital applications for a completely modernized landscape.

www.sapiens.com

About Bankers Insurance Group

Bankers Insurance Group is a proud subsidiary of Bankers Financial Corporation, located in St. Petersburg, Florida. Founded in 1976 as a small business, we have grown into a prominent regional specialty commercial carrier focusing on the Southeastern United States. Our ability to respond to catastrophes with expertise and agility sets us apart. Specializing in managing the impacts of hurricanes and flooding, we have successfully navigated over 40 significant events, demonstrating our unwavering commitment to providing protection and peace of mind.

At Bankers, we believe true value comes from empowering our customers. Our dedicated staff and agents take the time to understand each policyholder’s unique needs, ensuring they receive the right coverage at the right price. Together, we deliver insurance solutions with the reliability, responsiveness, and results our customers trust and deserve.

For more information, visit https://bankersinsurance.com/.

ABOUT SAPIENS

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global leader in intelligent SaaS-based software solutions. With Sapiens’ robust platform, customer-driven partnerships, and rich ecosystem, insurers are empowered to future-proof their organizations with operational excellence in a rapidly changing marketplace. Our Saas-based solutions help insurers harness the power of AI and advanced automation to support core solutions for property and casualty, workers’ compensation, and life insurance, including reinsurance, financial & compliance, data & analytics, digital, and decision management. Sapiens boasts a longtime global presence, serving over 600 customers in more than 30 countries with our innovative offerings. Recognized by industry experts and selected for the Microsoft Top 100 Partner program, Sapiens is committed to partnering with our customers for their entire transformation journey and is continuously innovating to ensure their success.

For more information, please visit https://sapiens.com, or follow us on LinkedIn.

Investor and Media Contact

Yaffa Cohen-Ifrah

Sapiens Chief Marketing Officer and Head of Investor Relations

Mobile: +1 917 533 4782

Email: Yaffa.cohen-ifrah@sapiens.com

www.sapiens.com